UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 27, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

Q1 trading update

Chief Financial Officer and interim Chief Executive, Ian McHoul said:

"Our asset-light and flexible operating model and access to a wide range of end-markets and customers means we are well-placed to tackle the challenging market conditions which continue in many areas of our operations. This resilience means our financial guidance for 2016 remains unchanged".

January-March unaudited commentary:

In the first quarter, Revenue was £1,300m (2015: £1,320m), down 1.5% against last year's result, and 3.1% lower on a like for like basis (adjusting for currency).

The order book stood at £6.4bn at the end of March, compared to £6.6bn at the year end. This represents a decline of 3% since December.  None of the US$500m of projects on which GPG has been selected as the supplier and which we are waiting for the go-ahead from customers have been sanctioned so far this year (and so remain out of the order book).

Net Debt at the end of March was £1.16bn. This includes the £49m payment to settle the Longview arbitration which was made in March and the £57m payment of the 2015 interim dividend made in January, as well as the normal seasonal outflow of working capital in the first half.

Portfolio review:

The sale process of GPG is continuing with a number of interested parties. We continue to expect to complete a disposal in the second half.

Other businesses/assets that have been identified as non-core are also being prepared for sale. We continue to expect these disposals to provide the major contribution to the plan to halve net debt by mid-2017.

Financing update:

On 2 March 2016 we announced we had completed the refinancing of our main debt facilities by entering into a new facility with a syndicate of 20 banks.  No capital repayments are required to be made until 2019 under the terms of the facility.

The facility is denominated in GBP. However, we have drawn down monies in a range of currencies (including using swaps) to provide a natural hedge with our key operating currencies (GBP, EUR, USD and CAD).

We have current credit ratings from Moody's (Ba1, negative outlook) and Standard & Poors (BB+, negative outlook).

CEO appointment:

Today we have also announced the appointment of Dr Jonathan Lewis as Chief Executive, effective 1 June 2016.

Outlook statement:

Our financial guidance for 2016 remains the same as we gave at the full-year results in March.

For the full-year 2016, we expect to see only slight like-for-like revenue decline, with a reduction in trading margins significantly less than the decline in 2015.

As in recent years, we anticipate a working capital outflow in the first half reversing in the second half. Net debt is expected to be circa £1 billion at the year end, before any proceeds from disposals.

The board believes selected disposals can make the major contribution to its objective of halving the Group's net debt before June 2017.

Contacts:

Amec Foster Wheeler plc	Julian Walker (media) Rupert Green (investors)	+ 44 (0)20 7429 7500

Contracts announced year to date include:

Customer	Market	Description	Country
Bruce Power	CE	6-year MSA for nuclear engineering and project management	Canada
US AF	E&I	7-year prime contractor for environmental services	US
US AF	E&I	7-year prime contractor for military housing programme	US
Grannus	O&G	Design engineering for ammonia plant	US
BP	O&G	EPC for new refrigeration plant in the Forties pipeline	UK
Preem	O&G	EPCm of new vacuum distillation unit at Lysekil refinery	Sweden
Sellafield	CE	10-year framework agreement on Magnox Swarf silo storage clean-up	UK
Fuji Electric	CE	Trial of proprietary SIAL technology for Fukushima clean-up	Japan
US ACE	E&I	Aegis Ashore Missile Defense System construction support	Poland
SOCAR	O&G	FEED for Heydar Aliyev Oil Refinery modernisation	Azerbaijan
Pakistan Refinery Ltd	O&G	Feasibility study for upgrade at Karachi refinery	Pakistan
Sonatrach	O&G	FEED for three new refineries	Algeria
Conoco-Phillips	O&G	3-year brownfield services contract for Bayu-Undan	Timor-Leste
Pfizer	E&I	Commissioning for new manufacturing facility, Rabigh	Saudi Arabia
Iberdrola	CE	Design and supply of two Heat Recovery Steam Generators	Mexico
Seinäjoen Energia	CE	Supply biomass dust combustion plant	Finland
Cleco	CE	Design and supply of power island	US

Analyst and investor call:

John Connolly and Ian McHoul will host a telephone conference call for analysts and investors at 8.00am (UK time) today. Please call +44 (0) 20 3059 8125, quoting the conference ID 563104. A recording of the call will be made available on our website as soon as possible after the event.

Analyst consensus estimates:

Regularly updated on our website at amecfw.com/investors/consensus-estimates.htm

Notes to editors:

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

Employing around 40,000 people in more than 55 countries and with 2015 revenues of £5.5 billion, the company operates across the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas projects (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-Looking Statements:

This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 April 2016
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary